UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on strategy to exit the biofuels segment

Rio de Janeiro, December 20, 2019 – Petróleo Brasileiro S.A. – Petrobras reports on divestments in the biofuels segment. The company guideline to exit this segment, announced in 2016, accelerated in 2019 and four important transactions were carried out this year:

1.

Sale of stake in Belem Bioenergia Brazil (BBB) – Petrobras Biocombustível S.A. (PBio), a Petrobras subsidiary, has completed the sale of 50% of its stake in BBB to Galp Bioenergy B.V., as disclosed on 11/01/2019;

2.

Start-up of the opportunity disclosure stage (teaser) relating to the sale of BSBios Indústria e Comércio de Biodiesel Sul Brasil S/A (BSBios) – Launch of the teaser in the market for the joint sale of all BSBios shares held by PBio and its partner RP Biocombustíveis S.A., as disclosed today;

3.

Sale of shares issued by Bioóleo Industrial e Comercial S.A. (Bioóleo) held by PBio (6.07%) - Petrobras’ Board of Directors approved on 12/18/2019 the put option exercise of Bioóleo shares by PBio for 2H Participações Societarias EIREI (2H), which holds the remaining interest in the company. The conclusion of the transaction is still subject to final approvals between the partners.

4.

Dissolution of Participações em Complexos Bioenergéticos S.A. (PCBios) – On10/23/2019, Petrobras’ Board of Directors approved the dissolution of PCBios, in which Petrobras holds a 50% stake in a partnership with Mitsui & Co. Ltd., which owns the remaining 50% of the company. The conclusion of the transaction is still subject to final approvals between the partners.

With such divestments, Petrobras reinforces its focus on its strategy of keeping its portfolio with world-class assets where it is the natural owner, while allowing new players to access this industrial segment that is also growing in Brazil.

Petrobras’ exit from the biofuels segment is in line with its portfolio repositioning strategy to become a company more focused on oil and gas upstream in deep and ultra-deep waters, maintaining part of its refining capacity and excellence in the global commercialization of oil, gas and oil products.

Petrobras reaffirms its commitment to continue the development of technology routes for the production of sustainable diesel and BioJET fuel, in line with its decarbonization target of the oil & gas industry through the refining infrastructure.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 20, 2019.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer